UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Synthorx, Inc.

(Name of Subject Company (Issuer))

THUNDER ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87167A103

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,599,172,092	$ 337,373

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Synthorx, Inc. (the “Company”), at a purchase price of $68.00 per share, net to the seller in cash, without any interest thereon and net of any applicable withholding taxes. Such shares consist of, as of 5:00 p.m., Eastern Time, on December 18, 2019 (the most recent practicable date): (i) 32,442,647 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 4,627,479 options, representing the right to purchase (subject to the terms thereof) an aggregate of 4,627,479 shares of Company Common Stock, (iii) restricted stock units with respect to an aggregate of 239,471 shares of Company Common Stock and (iv) 913,522 shares of Company Common Stock available for purchase in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $337,373	Filing Party: Sanofi, Aventis Inc. and Thunder Acquisition Corp.
Form or Registration No.: Schedule TO-T (File No. 005-90741)	Date Filed: December 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on December 23, 2019 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share (the “Offer Price”) net to the seller in cash, without any interest thereon and net of any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

In the section entitled “Summary Term Sheet” in the Offer to Purchase, the information under the question “What are the most significant conditions to the Offer?” is amended and supplemented by adding the following new paragraph at the end of the response to such question:

“The Regulatory Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective January 17, 2020 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(2)	The sixth paragraph of the “Introduction” to the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“The Regulatory Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective January 17, 2020 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(3)	Section 15 - “Conditions of the Offer” is amended and supplemented by adding the following new sentence to the end of the second paragraph:

“The Regulatory Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective January 17, 2020 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(4)

The second paragraph of the subsection entitled “U.S. Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following sentences to the end of the second paragraph:

“On January 17, 2020 at 11:59 p.m., Eastern Time, the waiting period under the HSR Act with respect to the Offer expired. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(5)

The second sentence of the fourth paragraph of the subsection entitled “U.S. Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is deleted in its entirety and replaced with the following:

“Nevertheless, and even though the requisite waiting period under the HSR Act has expired, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, the Company or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. See Section 15 —“Conditions of the Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby deleted in its entirety and replaced with the following:

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2019.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated December 23, 2019.*

(a)(5)(A)	Joint press release of Sanofi and Synthorx, Inc. dated December 8, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on December 9, 2019).

(a)(5)(B)	Letter to Synthorx, Inc. employees, first made available on December 8, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on December 9, 2019).

(a)(5)(C)	Social media content issued by Sanofi on December 9, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on December 9, 2019).

(a)(5)(D)	Sanofi letter to Synthorx, Inc. employees, first made available on December 9, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on December 9, 2019).

(a)(5)(E)	Sanofi letter to Sanofi employees, dated December 9, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Parent on December 9, 2019).

(a)(5)(F)	Synthorx employee FAQs, first made available on December 9, 2019 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Parent on December 9, 2019).

(a)(5)(G)	Press release dated December 9, 2019: Sanofi CEO unveils new strategy to drive innovation and growth (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on December 10, 2019).

(a)(5)(H)	Investor Presentation dated as of December 10, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on December 11, 2019).

(a)(5)(I)	Press release dated December 23, 2019.*

(a)(5)(J)	Press release dated January 20, 2020, related to clearance under the HSR Act.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2019, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 9, 2019).

(d)(2)	Confidentiality Agreement between the Company and Parent dated as of December 3, 2019. *

(d)(3)	Exclusivity Agreement between the Company and Parent dated as of December 3, 2019. *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2020

Thunder Acquisition Corp.

By:	/s/ John Reed
Name:	John Reed
Title:	President

Sanofi

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Chan H. Lee
Name:	Chan H. Lee
Title:	Vice President